Metalico, Inc.

186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610

December 20, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC 20549-0404

Attention:	Pamela Ann Long
Assistant Director

Re:	Metalico, Inc.
Form 10 (File No. 000-50999)
Responses to Comments

Dear Ms. Long:

          Metalico, Inc. (the “Company”) is in receipt of your letter of November 23, 2004 regarding the Company’s Form 10 filing of October 25, 2004 (the “Initial Filing”). The following information is submitted in response to your numbered comments.

          In order to prevent the Initial Filing from automatically becoming effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 before such time as the Company has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Staff of the Commission and before the Staff has completed its review, we have applied to the Commission for withdrawal of the Initial Filing. We are today filing a revised Form 10 (the “New Filing”) and are delivering to the Commission a marked copy of the New Filing blacklined against the Initial Filing.

General

1.	Please update the financial statements based on interim data through September 30, 2004 in accordance with Rule 3-12 of Regulation S-X.

          We have updated the Company’s financial statements as requested.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

2.	We note you make reference to external legal counsel in your discussions of environmental liabilities. We remind you that if this reference is made in a filing in the 1993 Act environment you must identify the external legal counsel and include their consent. Refer to Rule 436(b) of Regulation C.

          The Company is filing this registration statement pursuant to the 1934 Act. At such time as the Company files a registration statement under the 1933 Act, we will comply with any additional requirements thereunder.

Business; page 3

3.	State the year of your organization and the form of entity as required by Item 101(a)(1) of Regulation S-K.

          The current Metalico, Inc., a Delaware corporation organized in 1999, is the successor to a Delaware corporation of the same name organized in 1997. We have provided the requested information in more detail in Item 1 of the New Filing.

4.	Report profit or loss and total assets for each segment over the past three fiscal years or insert a cross reference to Note 20 of the consolidated financial statements for the year ended December 31, 2003, where this information is reported. See Regulation S-K, Item 101 (b).

          A cross reference to Note 20 concerning segment information has been inserted in Item 1, page 11 under the heading “SEGMENT REPORTING” in the New Filing.

5.	Please disclose the geographic markets serviced and methods of distribution for sales of ferrous scrap on pages 6-7 and non-ferrous scrap on page 8 as required by Item 101(c)(1)(i) of Regulation S-K. In addition, please state the amount or percentage contributed by each segment to your total revenue.

          We have made the requested disclosures in the New Filing.

6.	Please consider providing your Internet address, if you maintain a website, as suggested by Item 101(e)(3) of Regulation S-K.

          At this time our website, www.metalico.com, is under construction. We have noted this fact in the “Available Information” section on page 69 of the New Filing and will update this information in subsequent filings after the website becomes active.

7.	We note that on page 14 and in Note 2 on page F-11 you refer to a major customer to whom sales accounted for more than 10% of your revenue in 2003. Revise your

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

disclosure in each section to identify this customer by name and relationship, if any, to you and your subsidiaries in accordance with Item 101(c)(1)(vii) of Regulation S-K.

          We have revised our disclosures to identify the customer by name on page 14 and in Note 2 of the 12.31.03 Consolidated Financial Report included in the New Filing. No relationship with this customer and the Company exists beyond a normal third-party customer relationship.

     Risk Factors; page 12

     We are highly leveraged; page 12

8.	Please state your current annual debt service payment obligations. In addition, if changes in the interest rate on your debt could materially affect your annual debt service costs, then disclose how much it will increase with a 1% increase.

          We have disclosed this information in the New Filing.

Results of Operations; Page 21

9.	Expand your discussions to include an analysis of your segment performance measure “operating profit”. In this regard, we note that operating profit for lead fabrication and secondary lead smelting segment has decreased materially from 2002 to 2003 and that scrap processors operating profit increased over the same period.

          We have expanded this discussion in the New Filing.

Results of Operations, Six Months Ended 6/30/04...; page 22

10.	In all comparative discussions of financial condition and results of operations, where more than one reason is cited as being responsible for a change, please quantify the contribution of each factor. Further, discuss why you believe that there have been changes and whether or not you believe that this is a trend. For example, quantify the impact of each factor that contributes to your net sales. In your discussion of ferrous and non-ferrous sales on page 22, you attribute the increase to (1) higher selling prices and (2) increased selling volumes. Quantify the impact of each of these factors and discuss why you believe that there have been changes and whether or not you believe that this is a trend.

          Perform the same analysis for all other sections in the comparative analyses of financial condition and results of operations, including all analyses in the “Liquidity and Capital Resources” section. Refer to item 303(a)(3)(i) of Regulation S-K and the instructions to Item 303 of Regulation S-K.

          We have made the requested adjustments to the New Filing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

     Scrap Metal Recycling; page 22

11.	Where you attribute increased revenues for both ferrous and non-ferrous sales to increased selling volumes please quantify here, and in your other periodic disclosures, the increase in sales volumes.

          We have disclosed the requested information in the New Filing.

12.	On page 23 you state the one-year percentage price increase of four non-ferrous metals and mention an increase in domestic supply. Please revise to explain how these increases have affected your revenues or income. See Regulation S-K, Item 303(a)(3)(iv); Instruction to Item 303(a)(8).

          We have disclosed the requested information in the New Filing.

Results of Operations, Year Ended 12/31/03...; page 24

     Selling, General & Administrative; page 25

13.	Separately quantify the impact of each item identified as having an impact on your selling, general and administrative costs. Also, for 2003 versus 2002, you indicate that selling, general and administrative costs have not changed even though the company recorded higher sales. Your discussion should be expanded to explain the reasons why selling, general and administrative costs haven’t increased.

          We have revised these provisions of the New Filing as requested.

     Financial and Other Income/(Expense); pages 25-26

14.	We note that your financial and other expenses increased for the year ended 12/31/03 to $527,000 from $363,000 for the year ended 12/31/02, but this has been labeled a decrease. Please revise this disclosure.

          We have separated the impairment and other losses and net realized gain/loss on non-operating property changes consistent with changes made as a result of our response to comment No. 38 in this letter. This revised the other expense to $69,000 for 2003 and resulted in a decrease of $294,000 from 2002 which is correctly disclosed in the Financial and Other Income/Expense area on page 26 of the New Filing.

Results of Operations, Year Ended 12/31/02...;page 26

          Income Taxes; page 28

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

15.	Please revise to provide more detail concerning the difference in tax expense from 2002 to 2001.

          We have disclosed the requested information on page 29 of the New Filing.

Liquidity and Capital Resources; page 30

16.	Confirm to us that you do not have any purchase obligations that should be included in the table pursuant to Item 303(a)(5)(D) to Regulation S-K. For instance, do you have contractual obligations to purchase materials from customers?

          The Company did not have purchase obligations as of December 31, 2003.

17.	Please expand the table, or provide a footnote to the table of contractual obligations, to address the cash requirements for interest. Refer to footnote 46 of Release No 33-8350 Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

          We have disclosed this information in a footnote on page 30 of the New Filing.

18.	Separately discuss the impact that receivables, inventories, accounts payable and accrued expenses had on your operating cash flows for the years presented.

          We have disclosed this information on pages 30 and 31 of the New Filing.

19.	Please discuss the waiver of the violation of the covenant that requires minimum EBITDA and the subsequent waiver of the violation by the primary lender.

          We have provided the requested information in this section on page 31 of the New Filing.

20. Please disclose how much you have available under your current credit facilities.

          We have disclosed this information on page 31 in the New Filing.

     Future Capital Requirements; page 30

21. Please revise to explain what you mean by “borrowings ... potentially available elsewhere.”

          We have made the requested revision on page 32 of the New Filing.

Quantitative and Qualitative Disclosures About Market Risks

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

22.	Please provide the sensitivity analysis or value at risks disclosures regarding potential loss resulting from one or more selected hypothetical changes in interest rates. Please also disclose your market risks from continued increases in commodity prices and a sensitivity analysis of potential losses due to a hypothetical change in commodity prices. If the company has customer accounts in Canada, please also disclose any market risks due to foreign currency exposures. Please refer to Item 305 of Regulation S-K.

          We have appended a section captioned “Quantitative and Qualitative Disclosures About Market Risks” immediately after the review of “Contingencies” in the discussion of “LIQUIDITY AND CAPITAL RESOURCES” in Item 2 of the New Filing in response to your comment.

          We do not believe that we can successfully model a sensitivity model addressing changes in commodity price levels. In our opinion there are too many unknowns such as domestic and international demand for commodities, manufacturing activity in the U.S. and in regional markets, and prospects for the U.S. auto industry and the U.S. construction industry, to permit justifiable speculation.

Off-Balance Sheet Arrangements

23.	Please discuss all off-balance sheet arrangements, including the performance guarantee on the debt of Mayco Industries, L.L.C., in the Management’s Discussion and Analysis.

          We have added the requested discussion in a section captioned “Off-Balance Sheet Arrangements” immediately after the disclosure of “Conversion of Debt to Equity and Changes in Preferred Stock” in the discussion of “LIQUIDITY AND CAPITAL RESOURCES” in Item 2 of the New Filing.

Pro Forma Financial Statements; page 33

24.	We note several instances where the Company has reflected pro forma adjustment amounts with references to more than one footnote. We also note that certain footnotes address more than one pro forma adjustment but do not quantify each adjustment. For instance, your adjustment for long-term debt refers to footnote A and B and footnote A refers to the adjustments necessary for (i) the step acquisition of Mayco, (ii) the financing related thereto and (iii) the elimination applicable amounts in consolidation. Please separately present each pro forma adjustment and ensure that each adjustment is referenced to a footnote that clearly explains the assumptions involved.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

          We have revised applicable footnote disclosures and related Note references to separately present each pro forma adjustment and clearly explain the adjustments included in the pro forma adjustments columns.

25.	Disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill.

          We have disclosed this information on pages 33 and 34 of the New Filing in our discussion of the acquisition of the Mayco interests and applicable real estate.

26.	Provide a footnote to the pro forma condensed consolidated balance sheet that sets forth the purchase price allocation.

          We have supplemented Note A on page 37 to include the purchase price allocation as requested.

27.	We note that you have not yet determined any value to be assigned to certain amortizable intangible assets. Please identify any significant intangible assets that are likely to be identified and the effect that amortization of such intangible assets may have on your pro forma results of operations.

          We have added additional disclosures in Note A on page 37 that explain we are currently in the process of obtaining an appraisal of identifiable intangible assets from a certified appraiser. We have noted in such disclosure the identifiable intangible assets of significance that may be identified, etc.

28.	Disclose the terms of the debt incurred for the acquisition of Mayco. If the actual interest rates can vary from those depicted, disclose the effect on income of a 1/8 percent variant in interest rates.

          We have made the requested disclosures on pages 33 and 34 of the New Filing in the provisions discussing the acquisition of the Mayco interests and applicable real estate.

     Pro- Forma Condensed Consolidated Statement of Income; pages 35-37

29.	In accordance with Rule 11-02(b)(7) of Regulation S-X, revise your pro forma condensed consolidated statements to include only income from continuing operations.

          We have revised our pro forma condensed consolidated statements of income to include only income from continuing operations, as requested

Quarterly Financial Information; page 38

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

30.	Please disclose the reason for the loss from continuing operations in the fourth quarter of the 2002 fiscal year. Refer to Item 302(a)(3) of Regulation S-K.

          We have revised certain adjustments made during the fourth quarter of 2002 to the applicable quarters they should have been reported. This reversed the loss from continuing operations in the fourth quarter of 2002 to income from continuing operations. We have also added footnotes (a) and (b) to describe certain variances applicable to the 2002 quarterly results of operations.

Property; page 39

31.	Revise your disclosure to discuss the terms of the various leases.

          We have provided the requested information in Item 3 of the New Filing.

Certain Relationships & Related Transactions; page 48

32.	Please disclose whether you believe that the transactions described are on terms at least as favorable to the company as it would expect to negotiate with unrelated third parties.

          We believe that the transactions described are on terms at least as favorable to the Company as it would expect to negotiate with unrelated third parties and have so stated in this section of the New Filing. The terms of the transactions described in Paragraphs 1 and 5 of Item 7 were in each case dictated by unrelated third parties. The series of transactions described in Paragraph 2 significantly reduced the Company’s indebtedness. The transactions described in Paragraphs 3, 4, 6, and 7 allowed the Company to incur unsecured debt for purposes of funding acquisitions and activities deemed vital to the Company’s growth and development by our Board of Directors. The terms of the transactions described in Paragraph 6 and newly added Paragraph 7 of Item 7 were in each case offered to and independently accepted by unrelated third parties.

Equity Compensation Plan Information; page 52

33.	Your table created pursuant to Item 201(d) indicates that the only equity compensation plan for which securities have been issued was not the shareholder approved 1997 Long Term Incentive Plan, as your narrative description states, but rather a separate plan not approved by security holders. As such, please provide a narrative description of the plan’s material features as required by Item 201(d)(3) of Regulation S-K and file it as an exhibit under Item 601(b)(10)(iii)(B). Additionally, please state the number of securities to be issued upon the exercise of options granted under the 1997 Long Term Incentive Plan as of December 31, 2003 in column (a) under “Equity compensation plans approved by security holders.” Please also

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

reconcile your disclosures with those in Note 14 of your financial statements for the year ended December 31, 2003.

          Entries for the table created pursuant to Item 201(d) were inadvertently reversed in the Initial Filing. The 1997 Long Term Incentive Plan was adopted by shareholder vote of the original Metalico, Inc. (as described in response to Comment No. 1 above) in 1997 and subsequently adopted by its successor companies. The 1997 Plan continues to be the sole equity compensation plan for which securities have been issued. The narrative description before the table in both the Initial Filing and the New Filing states this correctly. The table has been corrected in the New Filing.

Recent Sales of Unregistered Securities; page 52

34.	We note your disclosure of sales of convertible bonds in the amount of $1,815,000 in paragraph 6 of Item 7. In paragraph 11 of your Item 10 discussion of the September 30, 2004 issuance of Convertible Notes with an aggregate face value of $3,850,000, please name the persons or identify the class of persons to whom the remaining notes were sold, as required by Item 701(b) of Regulation S-K.

          As you note, Paragraph 6 of Item 7 identifies related parties who invested in our September 2004 convertible debt offering. The remaining September Convertible Notes, in an aggregate face amount of $2,035,000, are held by unaffiliated third-party accredited investors.

          We have appended a new Paragraph 7 to Item 7 and a new Paragraph 12 to Item 10 describing a second offering of Convertible Notes in November 2004. As of the date of this response letter, November Convertible Notes with an aggregate face value of $4,422,375 have been issued. Related parties hold November Convertible Notes in the aggregate amount of $1,030,000; November Convertible Notes for the remaining $3,392,375 are held by unaffiliated third-party accredited investors.

Exhibits

35.	Please file the contracts, agreements, and notes described in paragraphs 1-5 of Item 7 as exhibits to this registration statement. Alternatively, tell us why you do not consider these documents material.

          We note with respect to the following numbered paragraphs of Item 7:

1.	Agüero Limited Partnership Interests: There are no governing documents to attach as exhibits. Mr. Agüero’s holdings in each of the two funds are less than 1% of such fund’s limited partnership interests and he has no authority to manage or direct either fund.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

2.	Agüero Restructuring: No agreement was executed in connection with the restructuring. The transaction was approved by a unanimous vote of our disinterested directors. The promissory note in the principal amount of $870,000 issued to Mr. Agüero in March of 2003 was cancelled upon conversion to common stock on June 30, 2004.

3.	Agüero/Drury February 6, 2004 Notes: We are filing these notes as requested as Exhibits 4.3 and 4.4 to the New Filing.

4.	Agüero February 9, 2004 Note: We are filing this note as requested as Exhibit 4.5 to the New Filing.

5.	Preferred Exchange: The exchange of our preferred stock was effected pursuant to an Exchange Agreement, Second Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), and Second Amended and Restated Registration Rights Agreement (the “Rights Agreement”). The Stockholders’ Agreement and Rights Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Initial Filing. The powers and qualifications of our preferred stock after the exchange are set out in our Third Amended and Restated Certificate of Incorporation, which was filed as Exhibit 3.1 to the Initial Filing. Neither the Company nor the preferred stockholders have any ongoing obligations under the Exchange Agreement, which is essentially a recitation and confirmation of the fact of the exchange. Accordingly, we do not consider the Exchange Agreement to be a material document and have not filed it as an additional exhibit to the New Filing.

Financial Statements

          Pro Forma Balance Sheet; page F-4

36.	Please delete your December 31, 2003 pro forma balance sheet as the conversion of certain debt to equity and changes in the preferred stock is already reflected in your June 30, 2004 historical balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

          We have deleted the pro forma disclosures column in the balance sheet and related last paragraph of Note 23.

37.	Disclose your income available to common stockholders on the face of your statement of income. In this regard we noted that the preferred stock dividends are material to the periods presented. Refer to SAB Topic 6B.

          We have provided the requested information on the face of the statements of income.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

38.	We note you have recorded impairment and other losses and net realized gain (loss) on non-operating property within Financial and Other Income/(Expense). In 2003 and 2001, we note that the $458 and $563 charges relate to a decommissioned plant in Tennessee and a non-operating subsidiary located in Connecticut. Since this plant and subsidiary were part of your historical operations, the related ongoing costs related to the plant and subsidiary must be reflected in your determination of operating income. In this regard, we believe that you should include in operating income all charges that relate to activities for which revenues and expenses have historically been included in operating income.

          We have reclassified the impairment and other losses and net realized gain (loss) on non-operating property as a separate component of operating income on the face of the statements of income.

39.	You indicate within Management’s Discussion and Analysis, under the caption, “Scrap Metal Recycling —Ferrous Sales” that your April 2002 purchase of the recycler included the acquisition of its customer list. It is therefore unclear to us why you did not allocate any of the purchase price to this customer list. Tell us how you determined the fair value of the customer list.

          The customer list was not valued primarily because there were no contracts, purchase orders or other legal documents obligating the acquired recycler’s accounts to do business with the seller or us. As such the retention of the accounts is based upon service and pricing.

40.	We note that your revenue recognition policy simply states, “Revenue is generally recognized when product is shipped.” However, based on the nature of your business and your discussion of revenues as a critical accounting policy, it appears to us that your revenue recognition policy should be expanded to differentiate your product sales from your brokerage sales and tolling services.

          We have expanded the revenue recognition accounting policy as requested.

41.	To the extent your brokerage sales and tolling services are more than 10% of total revenue, separately present those revenues in accordance with Rule 5-03(b)(1)(a) of Regulation S-X.

          We have revised the Revenue area of the income statements to include the tolling services as a separate line item in accordance with the Rule as cited. Brokerage sales did not meet the 10% threshold.

Notes to Consolidated Financial Statements; page F-8

Note 10. Accrued Expenses and Other Liabilities; F-17

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

42.	Please segregate the accrued liabilities pertaining to environmental remediation from those that pertain to plant closure costs. Separately provide the disclosures for plant closure costs required by paragraph 20 of SFAS 146.

          We have deleted the reference to plant closure in Note 10 and Note 17 as the applicable accrued amounts are generally applicable to environmental remediation.

Note 17. Other Commitments...Environmental Matters; page F-26

43.	We note that in 2000 you received correspondence from the Environmental Protection Agency (EPA) alleging potential liability related to your College Grove Tennessee site (the Site). We also note that the Company subsequently received a letter from the EPA dated January 27, 2003 that included demand for payment of $10.3 million plus interest relating to the EPA’s determination that there was a release of hazardous substances from the Site. Notwithstanding this demand for payment, we note that you have not recorded an accrual related to this potential liability. Your disclosures indicate that you do not know what the ultimate outcome will be and as a result are unable to reasonably estimate the amount of ultimate liability. However, it is unclear to us whether, in accordance with FIN 14, you have accrued the minimum amount within an estimated range of loss as of December 31, 2003 or June 30, 2004. In this regard, we note that the EPA has sent a Third Request Letter dated June 28, 2004 and in such letter requested additional information and increased its demand for payment to $11.8 million. Your response should be made in light of the EPA’s continued pursuit of this matter and the increase in the amount demanded for payment and should address the appropriateness of your lack of accrual for this potential liability as of December 31, 2004 and subsequent interim periods.

          We are aware of the recognition requirements with respect to environmental remediation liabilities discussed in FIN 14 and Chapter 5 of SOP 96-1. The Company has not recorded an accrual for this potential liability because its external environmental legal counsel has advised the Company that it is simply too early at this time to determine how the USEPA will react to the Company’s submission, whether the matter will result in litigation, or what the ultimate outcome will be. As a result, management is unable to reasonably estimate the amount of ultimate liability, if any, which may be incurred with respect to this matter (and these factors are clearly disclosed in Note 17 of the Company’s 12.31.03 audited consolidated financial report). As also explained in excerpts from the Company’s response through its external legal counsel to the USEPA dated April 4, 2003 (see below), the Company does not believe that it is liable for the claims asserted by the EPA, (i.e. range of loss estimated not to be greater than $0). Note that in connection with an audit of our consolidated financial statements for the year ended December 31, 2002, McGladrey & Pullen LLP (our independent auditors) required that we inquire in writing to our external environmental legal counsel (Arent Fox PLLC) that included the following question to external counsel: “based on the range of possible losses of zero to

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

$10,298,000 (or greater), if the ultimate loss-liability to resolve this matter, inclusive of legal defense costs, is more likely to be within any specified range between zero to $10,298,000 (or greater) what is that range ?” Arent Fox PLLC responded on April 21, 2003 directly to McGladrey & Pullen LLP that included excerpts as follows: “It is simply too early at this time to determine how the USEPA will react to the Company’s submission, whether the matter will result in litigation, or what the ultimate outcome will be.” Arent Fox PLLC has included this same language in a written response to McGladrey & Pullen LLP dated February 18, 2004 (in connection with an audit of our consolidated financial statements for the year ended December 31, 2003) and also has responded in writing to various updates requested in 2004 (in connection with our Form 10 and Amended Form 10 filings) that there have been no changes in the matters discussed in the February 18, 2004 letter since that date through December 14, 2004 except that Metalico has received a revised request from USEPA to enter into an agreement to toll the statue of limitations; no such agreement has been entered into as of December 14, 2004, though the matter remains under discussion with the USEPA.

          The EPA asserted its claim for remediation costs under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in connection with alleged activities occurring at some time between 1950 and approximately 1970, when contaminated battery chips were apparently removed from the premises of General Smelting & Refining, Inc. (“General Smelting”) and, the EPA believes, used as fill at other sites in College Grove, Tennessee.

          The “Site” referred to in our discussions of this matter refers to these fill properties, which are not property that is or has ever been owned by General Smelting, the Company, or any affiliate of the Company. Thus, the Company cannot have liability under CERCLA as an “owner” or “operator” of the Site.

          The only possible basis for an assertion of liability against the Company would be on the theory that General Smelting may be liable as a person who “arranged for disposal” of the battery chips, and that the Company, in turn, may be liable as the parent of General Smelting. We believe this theory is also legally unsupported. As the EPA has stated its theory, Metalico, Inc. is alleged to be liable because it “was/is an owner of General Smelting and General Smelting operated under the ownership of Metalico, Inc. for one year” and that “Metalico, Inc. owned General Smelting while General Smelting was in operation.” (Letter of David K. Clay, Associate Regional Counsel, to Metalico, Inc. dated February 17, 2000 (the “February 2000 Letter”), at 1-2; position repeated in Letter of Anita Davis, Acting Chief CERCLA Program Services Branch, dated January 27, 2003, at 2, reiterating that the February 2000 Letter states the basis of the EPA’s assertion of liability). The EPA also implicated the Company’s subsidiary, Metalico College Grove, Inc. (“MCG”), in the February 2000 Letter with a statement that, upon the closing of General Smelting’s original facility, “a new facility was constructed and operations began under the name of Metalico-College Grove, Inc.” February 2000 Letter at 1.

          The following facts appear to be undisputed. Metalico, Inc. acquired the stock of General

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

Smelting in 1997, making it a wholly-owned subsidiary. At that time General Smelting was already obligated to cease operation of its existing lead smelting facility by December 31, 1998 under a closure plan filed with the Tennessee Department of Environment and Conservation. At the time of the acquisition, General Smelting also owned a permit and plans for the construction of a new lead smelter and had commenced development of the new facility. Even before closing the General Smelting purchase, Metalico, Inc. intended to organize a new wholly-owned subsidiary — MCG — to acquire all General Smelting assets related to the new facility (e.g., the permit and plans, as well as any construction already completed) for legitimate business reasons unrelated to the circumstances underlying the EPA’s claim, which had not yet even been discovered. In furtherance of this plan, Metalico-College Grove, Inc. (“MCG”) was incorporated in July 1998. In December of 1998, General Smelting sold its remaining (after implementation of the closure plan) operating and new plant-related assets to MCG for full and adequate consideration. The proceeds of the sale have been used by General Smelting over the years to finance the payments of various environmental remediation and plant demolition costs.

          As referred to in our filings, the Company replied to the EPA’s demand on April 4, 2003 through our environmental counsel, Arent Fox PLLC of Washington, DC, with a detailed 37-page response plus exhibits (the “Response”) laying out the two principal arguments summarized in the text of our Form 10 filings. In brief:

          (1) Since none of General Smelting, Metalico, Inc., or MCG has ever owned any of the sites remediated by the EPA, none of those entities can be liable under CERCLA as an “owner” or “operator.” The asserted CERCLA claim, then, would require a finding that one of those parties “arranged for disposal” of the hazardous substances giving rise to the remediation. Neither the Company nor MCG could have “arranged” for such disposal, since they did not exist at the time of the fill activities. As to General Smelting, not only is there no evidence that General Smelting arranged for disposal, but there is in fact evidence of just the opposite finding: a former General Smelting employee has testified under oath in deposition that General Smelting never gave away battery chips, never sold them, never paid anyone to haul them, and never approved anybody to take them. The Company’s position is that any battery chips generated by General Smelting involved with the College Grove contamination were removed from General Smelting’s premises without General Smelting’s approval. It is the Company’s position that CERCLA does not hold the original owner of a contaminant liable under these circumstances.

          (2) Regardless of whether General Smelting is an arranger, the Company and MCG are not thereby derivatively liable. General Smelting, Metalico, Inc., and MCG are legally separate and distinct corporations. Neither Metalico, Inc. nor MCG could have been directly involved in the disposal of battery chips because neither existed before the late 1990’s, more than twenty-five years after the contamination is thought to have occurred. Neither Metalico, Inc. nor MCG ever exercised any kind of dominion over the

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

operations of GSR in the late 1990’s or thereafter sufficient to pierce the corporate veil. The Supreme Court has held that in a CERCLA case a parent corporation may only be charged with derivative liability for a subsidiary’s actions if the corporate veil can be pierced. See, e.g., United States v. Bestfoods, 524 U.S. 51, 63-64 (1998). See also IBC Mfg. Co. v. Velsicol Chem. Corp., No. 97-5340, 1999 U.S. App. Lexis 15140 (6th Cir. 1999) (applying Tennessee law to determine whether corporate veil could be pierced to impose CERCLA liability). Neither Metalico, Inc. nor MCG can be liable for any activities of General Smelting.

          As you note, the EPA initially inquired about this matter nearly five years ago but has not yet filed any formal proceeding or otherwise pursued its claim beyond the demand letter stage. (Increased claim amounts in subsequent correspondence from the EPA reflect additional work done to remediate affected sites.) In lieu of a formal answer to the Response, the EPA delivered a request for additional information (the “Third Request Letter”) on June 28, 2004, nearly fifteen months after our submission. The Third Request Letter is referenced in Item 8 of our Form 10. Most of the questions in the Third Request Letter examined the independent corporate existences of General Smelting, Metalico, Inc., and MCG, and potential insurance coverage for General Smelting. We believe that the EPA has not dismissed our arguments. Moreover, nothing has come to our attention to change our view that the Company is not liable for the claim asserted by the EPA.

          For the reasons stated above, the Company has not recorded an accrual regarding this matter.

44.	We also note that you have accrued amounts related to environmental remediation and plant closure costs related to certain Tennessee and Florida sites. In accordance with SAB topic 5Y, please address the time frame over which amounts accrued or amounts presently not accrued may be paid out and the judgments and assumptions affecting the reliability and precision of such estimates.

          We have inserted additional disclosures regarding the Company’s estimating process for accrued environmental remediation liabilities to the existing significant accounting policy in Note 1, “Environmental remediation costs” that begins on page F-11. We have also added additional disclosures to Note 17 (inserted fourth sentence into second complete paragraph listed on page F-27 and inserted third sentence into second complete paragraph listed on page F-28) regarding the estimated time frame for payout of the accrued remediation liabilities applicable to GSR and GCR, the total of which represents approximately 91% of the accrued environmental remediation liabilities as of December 31, 2003. We believe the updated disclosures satisfy the SAB topic 5Y disclosure requirements.

     Note 19. Debt Forgiveness and Gain on Extinguishment of Debt; page F-30

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

45.	You indicate that in 2001 you were released from approximately $16.6 million of debt and accrued interest of $.7 million in exchange for the payment of $18 million and the issuance of common stock warrants. Please provide us with additional information regarding this debt refinancing.

•	Clarify for us how this transaction resulted in a $17.3 million gain. We assume that you meant your disclosures to indicate that in lieu of the $18 million payment, the company issued common stock warrants for 17% of the fully diluted equity of the Company.

•	Tell us how you determined that the common stock warrants for 17% of the fully diluted equity of the Company with an exercise price of $.01 had no value. Your response should be made in light of the book value of the company at the date the warrants were issued and the lack of any impairment related to your goodwill and other intangible assets. Your response should also address the $2.40 deemed fair value for your common stock as indicated in your 2001 earnings per share calculations in Note 25.

•	Tell us the underlying business reasons the bank accepted warrants deemed to have no value in lieu of repayment of the debt.

•	Management’s Discussion and Analysis should be expanded to more fully discuss this refinancing, including the business reasons underlying this transaction.

          The Company determined that the warrants for common stock issued had no value on the date of the Termination Agreement. Such determination was made based on the estimated value of the Company net of outstanding interest bearing debt. The result substantially supported the carrying value of the Company’s stockholders’ equity. Preferred stockholders rights resulted in no value attributable to common stockholders. Such valuation was substantially supported by actual subsequent transactions (as noted in the table below included in the response to SEC Comment No. 46) that resulted in 100% of the warrants for common stock issued being redeemed by the Company for a total of approximately $251,000. Such amount would be attributable to improved operating results of the Company from the Termination Agreement date through the date the warrants were reacquired. There was no impairment to long-term assets since the estimated value calculation substantially supported the carrying value of the Company’s stockholders’ equity on the date of the Termination Agreement. The Company used a fair value of approximately 0.11 cents per share in its 2001 diluted EPS calculations. The convertible preferred stock conversion rate used in the EPS calculations was based on a formula as referred to in Note 12.

          On May 31, 2001, as a condition to closing our loan and security agreement with Foothill Capital Corp., the Company merged with Metalico II, Inc., a Delaware corporation and an

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

affiliate. The Foothill agreement provided the capital necessary to make payment to the existing Bank group. The principal asset of Metalico II was the Gulf Coast Recycling, Inc. subsidiary.

          Given the nature of the Company’s business, an EBITDA multiple valuation was chosen because a potential buyer would value the Company in this manner. Such valuation methodology was used and believed to be fair in light of our approach to acquiring businesses and the likelihood that the Company would be sold in pieces (i.e., the scrap recycling, lead fabrication and secondary lead smelting segments, etc). As with many transactions of this nature, the net assets would be conveyed to buyers free of interest bearing debt.

          We cannot speculate on why the banks accepted warrants that the Company deemed to have no value other than to say that as part of the negotiations, the banks requested warrants and the final agreement resulted in the Company agreeing to the issuance of the warrants. In a workout, creditors may seek whatever items of consideration could be made available to them (e.g., cash, new debt, warrants, additional collateral if available) regardless of what values might be attributed to individual items. We also note that the value of the warrants at the date of issuance would not dictate their value as at any date of exercise.

          Our discussion and analysis of this refinancing in the New Filing have been expanded as requested.

46.	As indicated in Note 23 we note that in January 2004 the Company paid off the remaining subordinated debt and paid approximately $250 for the common stock warrants that were originally issued to the bank in the 2001 debt refinancing. Tell us why the bank sold you the warrants back for $250. Tell us the fair value of the warrants in January 2004.

          We are not in a position to explain why the banks accepted what they did. We believe that, at all times in both negotiations (i.e., for the 2001 restructuring and the subsequent retirement of the restructured debt and warrants), the banks sought to maximize their respective returns in a workout while accommodating internal institutional considerations (e.g., a desire to eliminate an item in a workout portfolio) that we could not know.

          The LaSalle credit facility was syndicated to four banks: LaSalle National Bank, Bank of America, Union Bank of California and Summit Bank. As part of the May 2001 debt restructuring, each bank was given a note and warrants in relation to its participation in funding the LaSalle credit facility. Each note carried an interest rate of 12%. In early 2002 we began the process of attempting to retire the debt and warrants in an effort to reduce our interest costs, replacing 12% debt with revolver debt under our current loan agreement with Foothill Capital Corporation (now known as Wells Fargo Foothill, Inc.). Since each bank had its own note, we approached Union Bank as one of the smaller note holders first. After supplying current financial information, the Company offered Union Bank a payment of $150,000 for the note, accrued interest and the warrants. After negotiations, Union Bank agreed to accept $200,000 for the note,

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

all accrued interest and surrender of the warrants. Each of the remaining banks was contacted individually and individually agreed to a settlement for its note, accrued interest and the surrender/sale of its warrants. In each case the Company’s offer was contingent on retirement of all debt (including accrued interest) owed to an individual bank and the surrender of all warrants held by that bank. As the following chart illustrates, each bank accepted a different amount.

	Date of	# of	Principal	Accrued	Consideration	Total
	Payment	Warrants	Amount	Interest	for Warrants	Payment
Union Bank of California	12/20/2002	724,837	$253,769	$50,195	—	$200,000
Fleet Bank (Summit)	6/2/2003	724,837	253,769	65,933	—	253,769
LaSalle National Bank	1/5/2004	1,157,739	406,030	145,286	$100,000	651,316
Bank of America	1/31/2004	1,014,772	355,276	130,785	150,754	636,814

TOTAL		3,622,185	$1,268,843	$392,199	$250,754	$1,741,899

          The individual banks had access to any and all financial information requested during our discussions with them. We can only surmise that the amounts accepted by LaSalle National Bank and Bank of America in January 2004 represented the fair value of the warrants and the value of settling our outstanding obligations to those institutions at that time. Any of the banks could have elected to wait until its note matured to be paid.

Note 20. Segment Reporting; page F-30

47.	For each period presented, please identify and describe all significant reconciling items included the Corporate, Elimination and Other category for operating profit (loss) and total assets as required by paragraph 32 of SFAS 131.

          We have deleted the word “Eliminations” in the applicable column header as all amounts in such column are applicable to Corporate.

48.	Provide revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131. In this regard we assume that your product and service groupings will be similar to that provided under the caption Results of Operations within Management’s Discussion and Analysis.

          We have added a table for revenue by product line or service in Note 20 in accordance with SFAS 131 requirements.

Schedule II — Valuation and Qualifying Accounts

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

49.	Please provide the Schedule II — Valuation and Qualifying Accounts Schedule required by Article 12 of Regulation S-X for your allowance for doubtful accounts.

          Please note that the allowance for doubtful accounts is disclosed on the face of the balance sheet and the provision for doubtful accounts is disclosed on the face of the statement of cash flows. Neither is material to the consolidated financial statements as a whole, but is disclosed separately for Reg. S-X disclosure purposes. Excerpts from Rule 12.09 of Regulation S-X state that, “valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such a case the information called for under columns C and D need not be given.” As a result, we do not believe a rollforward schedule of the allowance for doubtful accounts needs to be included in the Notes.

Metalico Interim Financial Statements for the Six Months Ended June 30, 2004

          Balance Sheet; page F-39

50.	We note that your Property Actively Marketed for Sale, net has increased from $1.7 million as of December 31, 2003 to $2.4 million as of June 30, 2004. In this regard, we assume the $.7 million increase is related in part to the remediation costs you referred to in Note 23 to your December 31, 2003 audited financial statements. Given that the sales agreement you entered into on January 9, 2004 required that you provide these remediation efforts before March 31, 2004, provide disclosures so that investors understand why this property has not been sold as of June 30, 2004. Further, if the property has not been sold as of September 30, 2004, provide a detailed discussion of how management has determined that the carrying value of this property is recoverable.

          We have added additional disclosures regarding the anticipated sale of certain property actively marketed for sale and that the Company still anticipates recognition of a gain on the sale of the property in Note 10 on page F-50.

Notes to condensed Consolidated Financial Statement; page F-42

Note 2. Earnings Per Share; page F-42

51.	As discussed in Note 23 to your December 31, 2003 audited financial statements, we note that you entered into an Exchange Agreement with your preferred stockholders.

•	Provide disclosure regarding how you accounted for this exchange.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

          We have copied applicable excerpts from Note 23 in the 12.31.03 consolidated financial report (audited) and inserted Note 4 — conversion of Certain Debt to Equity and Changes in Preferred Stock.

•	Demonstrate for us how your earnings per share calculation appropriately takes into account the changes in the nature and amount of preferred stock that was issued effective May 24, 2004. Specifically address how you calculated the number of shares used in the calculation of both basic and diluted earnings per share. Provide specific reference to the guidance within SFAS 128 that you relied on.

          The newly issued preferred stock participates in all dividends on an as-if-converted basis with the common stock. Therefore we have computed earnings per share using the if-converted method described in paragraph 61 of FAS 128 for the period from May 24 through the end of the period for the newly issued shares. The old preferred stock has been included in the computation of diluted earnings per share for the period that they were outstanding.

•	Tell us the fair value of the new preferred stock transferred to the preferred stockholders. Please note that any excess of fair value of the new preferred stock over the carrying value of the old preferred stock and dividends payable should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Refer to EITF Topic D-42 for further guidance.

          The old preferred stock and accrued dividends were converted into the newly issued shares based on the conversion formula in the document and the Company’s Third Amended and Restated Certificate of Incorporation and the estimated fair value of the common stock. The new shares will convert into the same number of shares and have the same liquidation preference as the old shares. Therefore we believe and have taken the position that the fair value of the new preferred stock was equal to the fair value of the old, and therefore there is no excess to be subtracted from the net earnings to arrive at net earnings available to common shareholders.

          Note 8. Acquisition of Remaining Interest in Joint Venture Investee; page F-47

52.	We note that the convertible debt issued in connection with the Mayco acquisition is convertible into common stock at $2.75 per share. Please address for us whether this represents a beneficial conversion feature as contemplated by EITF 98-5. Your response should address the fact that as disclosed in Note 1 to your December 31, 2003 audited financial statements you valued your common stock at $3.20 (based on 62,500 shares valued at $200,000) in connection with your October 2003 business combination.

          The common stock issued in connection with the acquisition in October 2003 contained a put option. Under the terms of the put option agreement, each holder can put his shares back to

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

the Company, for cash, at a rate of $3.20 per share after one year. The two individual sellers would not accept common stock without this put option since there was no established market for Metalico’s common stock. The total value of the common stock and put option was valued at $3.20 per share and classified as redeemable common stock on the balance sheet. This transaction was a negotiated amount between the Company and the sellers at the closing as we have indicated in Note 1 of our December 31, 2003 audited financial statements.

          We believe the $2.75 conversion price of our 7% convertible debt issued in September in connection with the Mayco acquisition is higher than a fair estimate of the market price at the time of issuance. No beneficial conversion feature charge was recognized for the issuance of our 7% convertible debt, as the estimated fair value of the common shares was less than the conversion price on the date of issuance.

          Related Party Transactions

53.	As indicated under Item 7-Certain Relationships and Related Transactions, we note that on February 6, 2004 you issued promissory notes to Mr. Agüero and Mr. Drury.

•	Please provide disclosures of these transactions, including the terms of the promissory notes and separately identifying the related liabilities on the face of your balance sheet.

          We have added disclosures of the applicable transactions requested in Note 3 and reclassified the related parties debt as a separate line item on the face of the condensed balance sheet.

•	Disclose the effective interest rates related to the issuance of $600,000 and $300,000 of promissory notes for $500,000 and $250,000 respectively.

          We have added disclosures of the effective interest rate in Note 3.

54.	As indicated under Item 10 — Recent Sales of Unregistered Securities we note that in June 30, 2004 you issued 435,000 shares of common stock to Mr. Aguero in exchange for and satisfaction of debt payable to Mr. Aguero in the amount of $870,000. Please provide disclosure of this transaction.

          We have copied applicable excerpts from Note 23 in the 12.31.03 consolidated financial report (audited) and inserted Note 4 — Conversion of Certain Debt to Equity and Changes in Preferred Stock.

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2004

          The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your prompt attention.

Sincerely yours,

/s/ CARLOS E. AGÜERO

Carlos E. Agüero
President and Chief Executive Officer

cc:	Gus Rodriguez Jeanne Baker Matt Franker Lesli Sheppard